

Mailstop 3233

December 5, 2016

Via E-mail
Mr. Bryan K. Davis
Principal Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

Re: **Brookfield Property Partners L.P.**
          Form 20-F for the fiscal year ended December 31, 2015
          Filed March 17, 2016
          File No. 001-35505

Dear Mr. Davis:

   We have reviewed your November 7, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2016 letter.

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.   We note your response to our prior comment 1. Based on the table at the bottom of page F-27, it appears that your consolidated properties are made up of 10 asset classes (i.e. Office – United States, Office – Canada, etc.) to meet the disclosure requirements of IFRS 13. In future filings, please revise the fair value hierarchy table on page F-28 to disclose the fair value at the asset class level. Further, please revise future filings to include a sensitivity analysis at the asset class level; your sensitivity analysis should be based on reasonably likely changes for each asset class. Within your response, please tell us what basis point change you expect to provide for each asset class. Please refer to paragraphs 93 and 94 of IFRS 13.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities